Pimco Floating Rate Income Fund

Annual Shareholder Meeting Results

The Fund held its annual meeting of shareholders on December 14, 2006. Common and Preferred shareholders voted to reelect R. Peter Sullivan III as Class III Trustee and to elect William B. Ogden IV as Class I Trustee to serve until 2009 and 2007 respectively. The results are as follows:

                                                              Withheld
                                          Affirmative        Authority

Reelection of R. Peter Sullivan III        14,172,080          130,227
Election of William B. Ogden, IV           14,168,141          134,166


Messers. Robert E Connor, John C. Maney and Paul Belica continue to serve as Trustees of the Fund.